CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY, DECEMBER 31, 2014	$	529,303
DISTRIBUTIONS TO MEMBERS		(703,000)
NET INCOME		725,325
MEMBERS' EQUITY, DECEMBER 31, 2015	$	551,628

See notes to financial statements.